UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

PAA Natural Gas Storage, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

693139107

(CUSIP Number)

Richard McGee

Executive Vice President, General Counsel and Secretary

Plains All American GP LLC

333 Clay Street, Suite 1600

Houston, Texas 77002

(713) 646-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D/A

CUSIP No. 693139107

1	Name of Reporting Person Plains All American Pipeline, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.9% of Common Units(2)

14	Type of Reporting Person PN

(1)  Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Second Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P., as amended (the “Partnership Agreement”). The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.  Pursuant to the terms of the Merger Agreement (defined below), the reporting person has agreed to vote all of its Common Units, Series A Subordinated Units and Series B Subordinated Units in favor of the Merger (as defined below).

(2)  Based on the aggregate number of Common Units, Series A Subordinated Units and Series B Subordinated Units issued and outstanding as of September 30, 2013.

SCHEDULE 13D/A

CUSIP No. 693139107

1	Name of Reporting Person PAA GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.9% of Common Units(2)

14	Type of Reporting Person OO

(1)  Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Partnership Agreement. The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.  Pursuant to the terms of the Merger Agreement (defined below), the reporting person has agreed to vote all of its Common Units, Series A Subordinated Units and Series B Subordinated Units in favor of the Merger (as defined below).

(2)  Based on the aggregate number of Common Units, Series A Subordinated Units and Series B Subordinated Units issued and outstanding as of September 30, 2013.

SCHEDULE 13D/A

CUSIP No. 693139107

1	Name of Reporting Person Plains AAP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.9% of Common Units(2)

14	Type of Reporting Person PN

(1)  Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Partnership Agreement. The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.  Pursuant to the terms of the Merger Agreement (defined below), the reporting person has agreed to vote all of its Common Units, Series A Subordinated Units and Series B Subordinated Units in favor of the Merger (as defined below).

(2)  Based on the aggregate number of Common Units, Series A Subordinated Units and Series B Subordinated Units issued and outstanding as of September 30, 2013.

SCHEDULE 13D/A

CUSIP No. 693139107

1	Name of Reporting Person Plains All American GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.9% of Common Units(2)

14	Type of Reporting Person OO

(1)  Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Partnership Agreement. The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.  Pursuant to the terms of the Merger Agreement (defined below), the reporting person has agreed to vote all of its Common Units, Series A Subordinated Units and Series B Subordinated Units in favor of the Merger (as defined below).

(2)  Based on the aggregate number of Common Units, Series A Subordinated Units and Series B Subordinated Units issued and outstanding as of September 30, 2013.

SCHEDULE 13D/A

CUSIP No. 693139107

1	Name of Reporting Person Plains GP Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.9% of Common Units(2)

14	Type of Reporting Person PN

(1)  Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Second Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P., as amended (the “Partnership Agreement”). The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.  Pursuant to the terms of the Merger Agreement (defined below), the reporting person has agreed to vote all of its Common Units, Series A Subordinated Units and Series B Subordinated Units in favor of the Merger (as defined below).

(2)  Based on the aggregate number of Common Units, Series A Subordinated Units and Series B Subordinated Units issued and outstanding as of September 30, 2013.

SCHEDULE 13D/A

CUSIP No. 693139107

1	Name of Reporting Person PAA GP Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,589,877 Common Units(1)

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 53,589,877 Common Units(1)

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,589,877 Common Units(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.9% of Common Units(2)

14	Type of Reporting Person PN

(1)  Includes 11,934,351 Series A Subordinated Units and 13,500,000 Series B Subordinated Units, each representing limited partner interests in the Issuer. The Series A Subordinated Units may be converted into Common Units on a one-for-one basis upon termination of the subordination period under certain circumstances, as set forth in the Second Amended and Restated Agreement of Limited Partnership of PAA Natural Gas Storage, L.P., as amended (the “Partnership Agreement”). The Series B Subordinated Units may be converted into Series A Subordinated Units on a one-for-one basis upon the satisfaction of certain operational and financial conditions or, if the subordination period has ended at the time the various operation and financial conditions are satisfied, into Common Units on a one-for-one basis, as set forth in the Partnership Agreement; provided, however, that any Series B Subordinated Units that remain outstanding as of December 31, 2018 will be automatically cancelled.  Pursuant to the terms of the Merger Agreement (defined below), the reporting person has agreed to vote all of its Common Units, Series A Subordinated Units and Series B Subordinated Units in favor of the Merger (as defined below).

(2)  Based on the aggregate number of Common Units, Series A Subordinated Units and Series B Subordinated Units issued and outstanding as of September 30, 2013.

Item 1.   Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common units representing limited partner interests (the “Common Units”) of PAA Natural Gas Storage, L.P., a Delaware limited partnership (the “Issuer” or the “Partnership”), which has its principal executive offices at 333 Clay Street, Suite 1500, Houston, Texas 77002, and amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2011, as amended on August 28, 2013, by Plains All American Pipeline, L.P., a Delaware limited partnership (“PAA”), PAA GP LLC, a Delaware limited liability company (“General Partner”), Plains AAP, L.P., a Delaware limited liability company (“AAP”), Plains All American GP LLC (“GP LLC”), Plains GP Holdings, L.P. (“GP Holdings”) and PAA GP Holdings LLC (“PAA GP Holdings” and, collectively with PAA, General Partner AAP, GP LLC and GP Holdings, the “Reporting Persons”) (the “Original Schedule 13D”).

Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D.  Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 2.   Identity and Background

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling a Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D, is provided on Schedule 1 hereto and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following paragraph:

(d) Merger Agreement

The funding for the Merger (as defined below) pursuant to the Merger Agreement (as defined below) described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference), will consist entirely of newly issued PAA common units as described in Item 4.

Item 4.   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraphs:

PAA has entered into an Agreement and Plan of Merger dated as of October 21, 2013 (the “Merger Agreement”), by and among PAA, PAA Acquisition Company LLC, a Delaware limited liability company and wholly-owned subsidiary of PAA (“MergerCo”), the Issuer, and PNGS GP LLC, a Delaware limited liability company and the general partner of the Issuer (“PNG GP”).

The PNG Conflicts Committee approved the Merger Agreement and the Merger Transactions and determined that the Merger Agreement and the Merger Transactions are fair and reasonable to the holders of Common Units unaffiliated with PAA and the Issuer. This action of the PNG Conflicts Committee constitutes “Special Approval” of the Merger Agreement and the Merger Transactions under the Issuer’s Partnership Agreement. The PNG Conflicts Committee has caused PNG GP to approve the Merger Agreement and the Merger Transactions and directed that the Merger Agreement and the Merger Transactions be submitted to the unitholders of the Issuer at a special meeting of the unitholders for approval. The PNG Conflicts Committee recommended that the unitholders of the Issuer vote in favor of the proposal to approve the Merger Agreement and the Merger Transactions at the special meeting of the unitholders.

PAA owns 100% of the membership interests in PNG GP, 46% of the 61.2 million outstanding Common Units and all of the Series A Subordinated Units and Series B Subordinated Units (“PNG subordinated units”) representing limited partnership interests in the Issuer.

Pursuant to the Merger Agreement, MergerCo will merge with and into the Issuer at the effective time of the merger, with the Issuer surviving (the “Merger”) such that following the Merger, PNG GP will remain a wholly-owned subsidiary of PAA and the sole general partner of the Issuer, and PAA will be the sole limited partner of the Issuer. Except for the Common Units owned by PAA, all the Common Units outstanding as of the effective time of the Merger will be cancelled and converted into the right to receive 0.445 common units representing limited partnership interests of PAA (“PAA common units”) per Common Unit. The transaction is expected to result in approximately 14.7 million additional common units being issued by PAA. In connection with the closing of the Merger, the owners of General Partner have agreed to reduce their incentive distribution rights under PAA’s agreement of limited partnership by $12 million in each of 2014 and 2015, $10 million in 2016 and $5 million per year thereafter. All of the Common Units and PNG subordinated units owned by PAA will be unchanged and remain issued and outstanding representing limited partnership interests of the surviving entity, and no consideration will be delivered in respect thereof. Incentive distribution rights of the Issuer, which are owned by PNG GP, will also be unchanged and remain outstanding as incentive distribution rights of the surviving entity, and no consideration will be delivered in respect thereof.  No fractional PAA common units will be issued in the Merger. Holders of Common Units, other than PAA, will receive cash in lieu of receiving any fractional PAA common unit to which any holder of Common Units would otherwise have been entitled in an amount equal to such fractional interest multiplied by the average of the closing price of PAA common units for the ten consecutive NYSE full trading days ending at the closing of the last NYSE full trading day immediately preceding the day the Merger closes. The parties anticipate that the Merger will close in the later half of the fourth quarter of 2013, pending the satisfaction of certain customary conditions thereto, and that previously announced quarterly distribution of $0.3575 per Common Unit payable to holders of record of such units on November 1, 2013 will be paid on November 14, 2013 as scheduled.

The Merger Agreement contains customary representations, warranties, covenants and agreements by each of the parties. Completion of the Merger is conditioned upon, among other things: (1) approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger (the “Merger Transactions”), by the affirmative vote of holders, as of the record date of the special meeting of the Issuer’s unitholders (including PAA), of a majority of the outstanding Common Units, voting as a class; (2) all required filings, consents, approvals, permits and authorizations in connection with the Merger having been made or obtained; (3) the absence of legal injunctions or impediments prohibiting the Merger Transactions; (4) the effectiveness of a registration statement on Form S-4 with respect to the issuance of PAA common units in the Merger; and (5) approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the PAA common units to be issued in the Merger.

Pursuant to the Merger Agreement, PAA has agreed to vote the Common Units and the PNG subordinated units owned beneficially or of record by it or any of its subsidiaries in favor of the Merger Transactions, including the 28,155,526 Common Units currently held by PAA and the 25,434,351 PNG subordinated units currently held by PAA, which units represent approximately 46% of the outstanding Common Units and 100% of the outstanding PNG subordinated units.

The Merger Agreement contains provisions granting both PAA and the Issuer the right to terminate the Merger Agreement for certain reasons, including, among others, if: (1) the Merger is not completed on or before April 30, 2014; (2) any governmental authority has issued a final and nonappealable statute, rule, order, decree or regulation enjoining or prohibiting consummation of the Merger; (3) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement which is not cured within 30 days following receipt by the breaching party of written notice from the non-breaching party; (4) the Issuer does not obtain the requisite unitholder approval of the Merger Agreement and the Merger Transactions; or (5) either the PNG GP board of directors or the PNG Conflicts Committee, in accordance with the Merger Agreement, changes its recommendation to the unitholders of the Issuer with respect to approving the Merger Agreement and the Merger Transactions or publicly proposes to approve, adopt or recommend another proposal or offer from a third party relating to the acquisition of the Issuer (a “PNG Change in Recommendation”).

All costs and expenses incurred in connection with the Merger Agreement and the Merger Transactions will be paid by the party incurring such costs and expenses, except that if the Merger Agreement is terminated due to a PNG Change in Recommendation the Issuer will pay the expenses incurred by PAA, and if the Merger Agreement is terminated due to a material breach, the breaching party will pay the expenses incurred by the non-breaching party, in each case not to exceed $5 million.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 and incorporated by reference into this Item 4.

Other than as described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following paragraph:

The information set forth under Item 4 and in Exhibit 2.1 is hereby incorporated by reference in this Item 6.

Item 7.   Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

2.1                                                       Agreement and Plan of Merger dated as of October 21, 2013, by and among Plains All American Pipeline, L.P., PAA Acquisition Company LLC, PAA Natural Gas Storage, L.P., and PNGS GP LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, File No. 001-34722, filed with the Commission on October 23, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 23, 2013

PLAINS ALL AMERICAN PIPELINE, L.P.

By:	PAA GP LLC, its general partner

By:	Plains AAP, L.P., its sole member

By:	Plains All American GP LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 23, 2013

PAA GP LLC

By:	Plains AAP, L.P., its sole member

By:	Plains All American GP LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 23, 2013

PLAINS AAP, L.P.

By:	Plains All American GP LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 23, 2013

PLAINS ALL AMERICAN GP LLC

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 23, 2013

PLAINS GP HOLDINGS, L.P.

By:	PAA GP HOLDINGS LLC,
its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 23, 2013

PAA GP HOLDINGS LLC

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

The Exhibit Index is amended to include the following exhibits:

2.1                                                       Agreement and Plan of Merger dated as of October 21, 2013, by and among Plains All American Pipeline, L.P., PAA Acquisition Company LLC, PAA Natural Gas Storage, L.P., and PNGS GP LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, File No. 001-34722, filed with the Commission on October 23, 2013).

Schedule I

Executive Officers(1)

Greg L. Armstrong

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Chairman of the Board, Chief Executive Officer and Director of PNGS GP LLC and of Plains All American GP LLC

Citizenship: USA

Amount Beneficially Owned: 162,000

Harry N. Pefanis

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Vice Chairman and Director of PNGS GP LLC and President and Chief Operating Officer of Plains All American GP LLC

Citizenship: USA

Amount Beneficially Owned: 117,000

Mark J. Gorman

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Executive Vice President—Operations and Business Development of Plains All American GP LLC

Citizenship: USA

Amount Beneficially Owned: 6,000

Phillip D. Kramer

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Executive Vice President of Plains All American GP LLC

Citizenship: USA

Amount Beneficially Owned: 12,000

Richard K. McGee

Address:  c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation:  Vice President, General Counsel and Secretary of PNGS GP LLC and Executive Vice President, General Counsel and Secretary of Plains All American GP LLC

Citizenship:  USA

Amount Beneficially Owned:  20,000

John R. Rutherford

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Executive Vice President of Plains All American GP LLC

Citizenship: USA

Amount Beneficially Owned: None

Al Swanson

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Executive Vice President, Chief Financial Officer and Director of PNGS GP LLC and Executive Vice President and Chief Financial Officer of Plains All American GP LLC

Citizenship: USA

Amount Beneficially Owned: 50,844

(1)  Plains All American Pipeline, L.P. (“PAA”) does not directly have officers, directors or employees, rather its operations and activities are managed by Plains All American GP LLC (“GP LLC”), which employs PAA’s management and operational personnel. GP LLC is the general partner of Plains AAP, L.P. (“AAP LP”), which is the sole member of PAA GP LLC, which is PAA’s general partner. References to PAA’s officers are references to the officers of GP LLC.

W. David Duckett

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: President of Plains Midstream Canada ULC

Citizenship: Canada

Amount Beneficially Owned: 113,000

John P. vonBerg

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Senior Vice President—Commercial Activities of Plains All American GP LLC

Citizenship: USA

Amount Beneficially Owned: 15,000

Chris Herbold

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Vice President Accounting and Chief Accounting Officer of Plains All American GP LLC

Citizenship: USA

Amount Beneficially Owned: 1,500

Directors(1)

Greg L. Armstrong

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Chairman of the Board, Chief Executive Officer and Director of PNGS GP LLC and of Plains All American GP LLC

Citizenship: USA

Amount Beneficially Owned: 162,000

Everardo Goyanes

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Founder of Ex Cathedra LLC

Citizenship: USA

Amount Beneficially Owned: 35,000

Gary R. Petersen

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Managing Partner of EnCap Investments L.P.

Citizenship: USA

Amount Beneficially Owned: 10,000

John Raymond

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Owner and founder of The Energy & Minerals Group

Citizenship: USA

Amount Beneficially Owned: 624,997

(1)  PAA does not directly have officers, directors or employees, rather its operations and activities are managed by GP LLC, which employs PAA’s management and operational personnel. GP LLC is the general partner of AAP LP, which is the sole member of PAA GP LLC, which is PAA’s general partner. References to PAA’s directors are references to the directors of GP LLC.

Robert V. Sinnott

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: President, Chief Executive Officer, and Senior Managing Director of energy investments of Kayne Anderson Capital Advisors, L.P. and President of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P.

Citizenship: USA

Amount Beneficially Owned: 79,771

Vicky Sutil

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Director, Corporate Development Midstream, and Director, Business Development Rockies, for Occidental Petroleum Corporation

Citizenship: USA

Amount Beneficially Owned: None

J. Taft Symonds

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Chairman of the Board of Symonds Investment Company, Inc.

Citizenship: USA

Amount Beneficially Owned: 10,000

Christopher M. Temple

Address: c/o Plains All American Pipeline, L.P., 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: President of DelTex Capital LLC and Chairman of the Board of Texas Plastics Holdco, LLC

Citizenship: USA

Amount Beneficially Owned: None